[SUNAMERICA LOGO]


VIA U.S. MAIL, ELECTRONIC MAIL & EDGAR

April 20, 2011

Mr. Jeffrey Foor
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Polaris Choice IV Variable Annuity
         Initial Registration Statement on Form N-4
         File Nos. 333-172003 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Polaris Choice IV Variable Annuity
         Initial Registration Statement on Form N-4
         File Nos. 333-172004 and 811-08810

Dear Mr. Foor:

         Thank you for providing follow-up comments to our response letter dated April 7, 2011 regarding the Initial Registration Statements referenced above. We have considered your comments and provided our responses below.

     1.       FREE LOOK, PAGE 10

              Comment -- Please further explain the circumstances in which the company will use its discretion to allocate 10% of the Purchase Payment to the Secure Value Account.

              Response -- This disclosure was meant to be applicable only to clients who have elected the living benefit feature with investment restrictions requiring 10% of purchase payments be invested in the Secure Value Account. However, we will delete the disclosure in its entirety and rely on the disclosure that precedes it, stating that we reserve the right to invest 100% of Purchase Payments in the Cash Management portfolio during the free look period.

     2.       SUNAMERICA INCOME PLUS, PAGE 25 AND PAGE 27

              Comment -- Please further explain disclosure on these pages that the Income Base COULD BE increased to equal at least 200%.

              Response -- We will revise the disclosure from "could be" to "will be" in all references to the Minimum Income Base.

Mr. Jeffrey Foor
April 20, 2011
Page 2 of 2



     3.       DEATH BENEFITS, PAGE 41

              Comment -- Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it is held in a retained asset account (the general account) by the insurer. If a lump sum benefit is payable by method other than by check, or the continuation methods already described, additional disclosure will be necessary.

              Response -- We will add the following disclosure: "If the beneficiary does not elect a settlement option, we will pay the lump sum death benefit by check to the beneficiary's address of record."

         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on April 27, 2011 along with an acceleration request asking for effectiveness on May 2, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.



Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Vice President and Assistant General Counsel

[SUNAMERICA LOGO]


VIA U.S. MAIL, ELECTRONIC MAIL & EDGAR

April 8, 2011

Mr. Jeffrey Foor
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Polaris Choice IV Variable Annuity
         Initial Registration Statement on Form N-4
         File Nos. 333-172003 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Polaris Choice IV Variable Annuity
         Initial Registration Statement on Form N-4
         File Nos. 333-172004 and 811-08810

Dear Mr. Foor:

         Thank you for your letter dated April 7, 2011 regarding the Initial Registration Statements referenced above. We have considered your comments and provided our responses below.

     1.       FEE TABLE, PAGE 5

              Comment -- Please update the underlying fund expenses table in a pre-effective amendment.

              Response -- Registrant will update the underlying fund expenses table in a pre-effective amendment.

     2.       EXPENSE EXAMPLES, PAGE 7

              Comment (a) -- Please revise the caption of "Explanation of Fee Table and Expense Examples" to refer only to the Expense Examples.

              Response -- We will delete reference to the Fee Table in the caption.

              Comment (b) -- Please clarify if the disclosure in note 3 means that the "annual maximum fee rate" for the living benefit that is reflected in the examples is 2.70% for each year after the initial year.

Mr. Jeffrey Foor
April 8, 2011
Page 2 of 5


              Response -- Note 3 will be revised to indicate that the guaranteed fee rate of 1.35% is used in the first year and that the annual maximum annual fee rate of 2.70% has been reached after the first year.

              Comment (c) -- Please revise the disclosure in Note 4 that indicates expenses in the Income Phase will be lower because no more fees will be deducted for optional features. This disclosure may imply that contract are sold only with optional features.

              Response -- We will revise the disclosure as follows: "If you elected optional features, you do not pay fees for those optional features once you begin the Income Phase."

     3.       PURCHASING A POLARIS CHOICE IV VARIABLE ANNUITY, PAGE 8

              Comment -- Please revise the table reflecting $500 Minimum Subsequent Purchase Payments in light of disclosure that payments of as low as $100 are accepted under an automatic payment plan.

              Response -- The table will have an additional column added for "Minimum Automatic Purchase Payments" of $100.

     4.       ALLOCATION OF PURCHASE PAYMENTS, PAGE 9

              Comment (a) -- Please include disclosure describing the risks associated with the delay in pricing purchase payments made to broker-dealers not deemed an agent of the Company.

              Response -- We will include disclosure describing assumption of market risk associated with any delay in pricing purchase payments made to broker-dealers not deemed an agent of the Company.

              Comment (b) -- Please explain if transfers among funds are treated differently depending upon whether a broker-dealer has been deemed an agent of the Company.

              Response -- Transfer among funds are not treated differently depending upon whether a broker-dealer has been deemed an agent of the Company.

     5.       FREE LOOK, PAGE 11

              Comment (a) -- Please revise the disclosure regarding the Secure Value Account as this capitalized term is not included in the glossary and is not defined at this point in the prospectus.

              Response -- A definition for Secure Value Account will be added to the glossary, as follows: "Secure Value Account -- A Fixed Account, available only with election of the living benefit, in which we allocate 10% of every Purchase Payment and Continuation Contribution".

              Comment (b) -- Please explain the circumstances in which the company will use its discretion to allocate 90% of the Purchase Payment to the Cash Management Account. If this allocation applies only in certain states, please state this clearly rather than saying the

Mr. Jeffrey Foor
April 8, 2011
Page 3 of 5


              company reserves the right to allocate purchase payments in this manner during the free look period.

              Response -- The disclosure will be revised to clarify the circumstances under which the company reserves this right by adding the following underlined disclosure: "If you elect the living benefit, and your contract was issued as an IRA or in certain states that require us to return your Purchase Payments upon a free look, we will allocate 10% of your Purchase Payment to the Secure Value Account and we reserve the right to invest the remaining 90% of your Purchase Payment in the Cash Management Variable Portfolio during the free look period."

     6.       INVESTMENT OPTIONS, PAGE 11

              Comment -- Please explain why it is appropriate to state that contract fees and expenses may lead to a negative yield for Cash Management Portfolio. Also, please clarify that in a low yield environment the contract fees and charges could result in an investment in the Cash Management Portfolio losing value.

              Response -- We will revise the disclosure as follows: "During period of low short term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value."

     7.       FIXED ACCOUNTS, PAGE 14

              Comment -- Please explain that allocations to the Fixed Accounts, including the Secure Value Account, are general account obligations.

              Response -- The following sentence will be added to the Fixed Accounts section: "Allocations to the Fixed Accounts, including the Secure Value Account, are obligations of the General Account. Please see GENERAL ACCOUNT below."

     8.       50%-50% COMBINATION MODEL PROGRAM, PAGE 18

              Comment -- This program allocates half of the investment into a fund of funds. Please disclose that investments in funds-of-funds are typically more expensive than investments in the other Underlying Funds due to the two-tier structure of these portfolios.

              Response -- This disclosure is already included in the discussion of the Seasons Series Trust on page 12, in part, as follows, "As a result, you will pay higher fees and expenses under the Fund-of-Funds structure than if you invested directly in each of the Underlying Funds held in the Fund-of-Funds structure."

     9.       RETURN PLUS PROGRAM, PAGE 22

              Comment -- Please revise the first sentence to reflect that investments in the Fixed Accounts are not riskless.

              Response -- We will revise the disclosure accordingly.

Mr. Jeffrey Foor
April 8, 2011
Page 4 of 5


     10.      LIVING BENEFIT DEFINED TERMS, PAGE 27

              Comment -- Please revise the definition of Minimum Income Base to clarify that this is equal to 200% of the first benefit year's eligible purchase payments (per the disclosure on page 25).

              Response -- The definition will be revised to clarify that the Minimum Income Base is equal to 200% of the first Benefit Year's Eligible Purchase Payments.

     11.      SUNAMERICA INCOME PLUS, PAGE 27

              Comment -- Please explain disclosure in the second paragraph that the Income Base "could be increased to equal at least 200%" in light of page 25 disclosure that the Minimum Income Base is equal to 200% of the first benefit year's eligible purchase payments. In particular, explain if the Company maintains discretion to not increase the Income Base or to increase the base above 200%.

              Response -- The Company does not maintain discretion not to increase the Income Base or to increase the base above 200%. The disclosure "could be increased to equal at least 200%" is meant to account for the possibility that Income Base can be greater than 200% of first year's eligible premiums if the contract locked in an Anniversary Value that was equal to greater than 200% of first year's eligible purchase payments. In other words, on the 12th Benefit Year Anniversary, a contract could already have an Income Base that is greater than 200% of first year's eligible purchase payments.

     12.      DEATH BENEFITS, PAGE 41

              Comment -- Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it is held in a retained asset account (the general account) by the insurer. If a lump sum benefit is payable by method other than by check, or the continuation methods already described, additional disclosure will be necessary.

              Response -- If a beneficiary does not elect a settlement option, our only method of payment of the lump sum death benefit is by check to the beneficiary's address of record.

     13.      THE GENERAL ACCOUNT, PAGE 51

              Comment -- Please revise the disclosure to specifically refer to the Secured Value Account as a general account obligation.

              Response -- Since we are adding the definition of the Secure Value Account as a Fixed Account to the glossary, we believe the disclosure as written includes the Secure Value Account as a general account obligation.

Mr. Jeffrey Foor
April 8, 2011
Page 5 of 5



         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on April 26, 2011 along with an acceleration request asking for effectiveness on May 2, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.



Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Vice President and Assistant General Counsel